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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          Commission File Number 0-4769

                           NOTIFICATION OF LATE FILING

                                  (Check One):
         [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB
         [ ] Form N-SAR

         For Period Ended: February 2, 2001
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION

         Full Name of Registrant Dollar General Corporation
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         Former Name (if Applicable)
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         Address of Principal Executive Office (Street and Number)
         100 Mission Ridge
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         City, State and Zip Code: Goodlettsville, Tennessee 37072
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PART II--RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[ ] thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company has become aware of certain accounting irregularities which are expected to necessitate the restatement of the Company's audited financial statements for fiscal years 1998 and 1999, as well as the unaudited financial information for the fiscal year 2000 as previously released. The audit committee of the Company's board of directors is conducting an investigation of these irregularities with the assistance of the law firm Dechert Price & Rhoads and the accounting firm Arthur Andersen LLP.

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PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Bob Carpenter                 (615)                    855-4000
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            (Name)                   (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes     [ ] No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Based on management's preliminary investigation, management currently estimates a reduction in aggregate earnings of approximately $0.07 per share over the three-year period from the previously reported total earnings of $1.81 per share over the same three-year period. Specifically, management's preliminary investigation reflects the possibility of a material adverse effect on the previously announced earnings for fiscal 1998 and 1999 and a minor positive effect on the previously reported results for fiscal 2000. Management further cautions that the final restatements as audited could result in an increase or decrease in the aggregate earnings effect and a further shifting of results among the specified years within the three-year period.

                           Dollar General Corporation
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                         (name as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 1, 2001                  By: /s/ Bob Carpenter
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                                       Name:  Bob Carpenter
                                       Title: President and Chief
                                              Operating Officer